Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

April 25, 2012

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

FriendFinder Networks Inc.

Post-effective Amendment No. 1 to Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-177360

Dear Mr. Shuman:

On behalf of FriendFinder Networks Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated April 12, 2012 regarding Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "Registration Statement").  Post-Effective Amendment No. 2 to the Registration Statement has been filed to respond to these comments.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

General

1.

You state in your explanatory note "no changes have been made to the prospectus" contained in your registration statement.  We note, however, that you are filing this post-effective amendment to update and supplement the information contained in Part I of your registration statement.  As such, your document should contain a prospectus that conforms to the requirements of Form S-1.  See paragraphs (b) and (e) of Securities Act Rule 472.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK    ORLANDO    PALM BEACH    SALT LAKE CITY    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.
WEST PALM BEACH

Mr. Mark P. Shuman

United States Securities and Exchange Commission

April 25, 2012

We acknowledge the Staff's comment.  Post-Effective Amendment No. 2 contains a prospectus that confirms to the requirements of Form S-1.  In addition, the explanatory note has been revised to state that Post-Effective Amendment No. 2 is being filed to include via incorporation by reference the information contained in (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, (ii) the Company's Current Reports on Form 8-K that have been filed since December 31, 2011 and (iii) the portions of the Company's Definitive Proxy Statement on Schedule 14-A for its 2012 Annual Meeting that are incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as well as to update other information in the Prospectus which forms a part of the Registration Statement.

Incorporation by Reference of Certain Documents, page 3

2.

You state that you incorporate by reference the information contained in the documents listed in this section.  In order to incorporate by reference into a Form S-1, you must have filed your complete annual report for your most recently completed fiscal year.  See General Instruction VII.C of Form S-1.  We note that you have yet to file your proxy statement, which would provide the Part III information for your Form 10-K for that year.  As such, you do not appear to meet the requirements of General Instruction VII at this time, and are currently ineligible to incorporate by reference.  For guidance, see Question 117.05 of Regulation S-K Compliance and Disclosure Interpretation, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We acknowledge the Staff's comment.  The Company has filed its Definitive Proxy Statement on Schedule 14-A for its 2012 Annual Meeting of Stockholders.  Accordingly, the Company believes that the Company has filed a complete annual report for its most recently completed fiscal year and it may now incorporate by reference the information required in its completed annual report into the Form S-1.

We believe the responses provided above address the Staff's comments and we look forward to hearing from you regarding the Registration Statement and Post-Effective Amendment No. 2.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser